Rise Companies Corp.

11 Dupont Circle NW

9th Floor

Washington, DC 20036

VIA EDGAR

July 20, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010
Attn: Ron Alper

Re:	Fundrise Growth eREIT 2019, LLC (the “Company”) Offering Statement on Form 1-A (the “Offering Statement”) filed June 11, 2021 File No. 024-11549

Dear Mr. Alper:

We filed the above-referenced Offering Statement on Form 1-A on June 11, 2021. Pursuant to Rule 461 under the Securities Act of 1933, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified on July 26, 2021 at 10:00 AM, or as soon thereafter as is reasonably practicable.

Very truly yours,

/s/ Bjorn Hall
Bjorn Hall

cc:	Mark Schonberger, Esq.